

Mail Stop 3561

September 15, 2015

Boardwalk Pipeline Partners, LP
Jamie Buskill
Chief Financial Officer
9 Greenway Plaza, Suite 2800
Houston, Texas 77046

> **Re: Boardwalk Pipeline Partners, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 001-32665**

Dear Mr. Buskill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1. Please provide a more informative analysis and discussion of your results of operations and, in doing so, ensure it is not a mere recitation of changes and other information evident from the financial statements. We note, for example, that your discussion of the change in operating costs and expenses between fiscal 2013 and 2014 focuses on the impairments and gains on sales of operating assets during those periods. There is no discussion of why the majority of your operating expense line items increased as a percentage of sales and minimal explanation as to why, excluding the impairments and gains on asset sales, total operating expenses increased from 63.5% to 67% of sales, or approximately 8% on a dollar basis. Ensure that your revised disclosures assist in satisfying the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

- to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

- to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

- to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Liquidity and Capital Resources, page 34

2. Please provide a more informative analysis and discussion of operating, investing and financing cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 48

3. We note that you have contract arrangements where you retain ownership of a portion of customer inventory that you then may sell. Please tell us the amount of revenue you have recognized, for each financial period presented, related to the sale of this type of tangible commodity. Please note that you may be required to separately disclose net sales of tangible products and service revenues to comply with Rule 5-03(b)(1) of Regulation S-X, and to separately disclose the related costs and expenses to comply with Rule 5-03(b)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products